Exhibit 99.1

Borr Drilling Limited – Announcement of new contracts and extensions for jack-up drilling rigs

Borr Drilling Limited (the “Company”) (NYSE and OSE: “BORR”) is pleased to announce it has been awarded new contracts and extensions for 5 of its premium jack-up drilling rigs. These awards increase the company’s backlog by approximately 2,530 days, excluding optional periods.

The premium jack-up drilling rig “Gunnlod” has secured a contract with an undisclosed operator in Southeast Asia. This contract is expected to commence in direct continuation of its current contract. The work will cover 11 wells with an anticipated duration of 186 days plus options.

The premium jack-up drilling rig “Mist” had options exercised by PTTEP for a total duration of approximately 3.5 months and it is now expected to remain contracted with the customer until Q4 2022.

The premium jack-up drilling rig “Saga” has secured a contract with an undisclosed operator in Southeast Asia. This contract will commence in direct continuation of its current contract and the work will cover a 1-well program with an anticipated duration of 45 days.

Additionally, the Company has secured long-term contracts in the Middle East with an undisclosed operator for 2 of its premium jack-up drilling rigs. The contracts have a firm duration of 3 years plus options each and are expected to commence in the second half of 2022.

These awards increase the company’s contracted fleet to 20 rigs out of a total of 23 delivered rigs.

Borr Drilling remains in constructive discussions with its lenders in relation to the deferral or refinancing of its debt maturing in 2023 and expects such discussions to be successfully concluded on or before June 30th, 2022.

Hamilton, Bermuda

4 April 2022

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “expect”, “will” and similar expressions and include statements relating to rig contracting and extensions and exercises of options including the duration of such contracts and extensions and backlog, statements relating to its discussions with creditors and goal to successfully conclude such discussions by June 30, 2022, and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to actual performance under drilling contracts, the risk that backlog may not be realized, the number of rigs that will be in operation and rates that are achieved, and risks relating to discussions with creditors including the risk that a refinancing is not agreed on terms or if a refinancing is agreed, the terms of such refinancing, the risk that the conditions for extensions of maturity and new rig delivery dates agreed with yard creditors are not met, including the condition that by June 30, 2022 Borr refinance the maturities of its other secured debt and convertible bonds until at least 2025, risks relating to covenants in debt facilities and liquidity and the risk that Borr may not be able to refinance its debt maturities beyond 2023 and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.